April 30, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Evan S. Jacobson, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re:	Facebook, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 1, 2013
File No. 001-35551

Ladies and Gentlemen:

We are submitting this letter on behalf of Facebook, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on April 26, 2013 that relate to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (File No. 001-35551) that was filed with the Commission on February 1, 2013 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 66

1.

We note your disclosures now refer to advertising revenue that is generated by displaying ad products on third-party affiliated websites or mobile apps. Please describe the terms and conditions of your advertising arrangements with these third-party affiliated websites and mobile apps and explain further how the terms impact your

Securities and Exchange Commission

April 30, 2013

accounting for such revenues. In this regard, tell us whether you account for advertising revenues from third-party websites and apps on a gross or net basis. In your response, please address how you considered the guidance in ASC 605-45-45 or provide the accounting guidance you applied to these arrangements. Lastly, please tell us the amount of revenues earned from third-party affiliated websites or mobile apps for each period presented.

Revenue earned from ad products displayed on third-party affiliated websites or mobile apps was immaterial in all periods presented; less than $3 million during the year ended December 31, 2012 and $0 in both the years ended December 31, 2011 and 2010. If the revenue from the ads the Company displays on third-party websites becomes material to its financial performance, the Company plans to increase the disclosure it provides on the accounting treatment for this revenue.

The Company displays ads on third-party websites or apps in exchange for which it pays third parties a share of the revenue it collects from advertisers. The Company refers to these payments as traffic acquisition costs (“TAC”). The Company’s arrangements with these third parties specify the types of ads the Company can display, the technical process by which ads will be served, as well as the percentage of revenue the Company earns that it will pay to the third parties. These arrangements are separate from the Company’s contracts with advertisers that buy ad products that may be displayed on third-party websites or mobile apps.

The Company considered the guidance in ASC 605-45-45 when accounting for both the revenue earned from advertisers whose ads are displayed on third-party affiliated websites or mobile apps as well as the associated TAC. As the Company is the primary obligor to the advertisers who are the customers of the display advertising service, revenue derived from these arrangements is reported gross. TAC paid to third-party affiliates is recognized as cost of revenue.

Note 10. Commitments and Contingencies

Contingencies

Legal Matters, page 79

2.	You state in your disclosures on page 44 that there was not at least a reasonable possibility you may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies for legal and other contingencies as of December 31, 2012. However, your footnote disclosures on page 80 appear inconsistent with your disclosures on page 44, as you appear to make this assertion for the class action lawsuit only when you refer to the matters “set forth above.” As it relates to the Summit and Timelines matters, tell us whether there is at least a reasonable possibility that a loss has been incurred, and in your next periodic filing, please disclose an estimate of the additional loss or range of loss in excess of amounts accrued, if any; state that such an estimate cannot be made; or, if true, state that the estimate is immaterial in lieu of providing quantified amounts. Please refer to ASC 450-20-50. Also, please update us as to the current status of these claims.

Securities and Exchange Commission

April 30, 2013

The Company advises the Staff that as of the filing of the Form 10-K, the Company had determined that there was a reasonable possibility of a loss in each of the Summit 6 and Timelines matters. The Company notes the inconsistency identified by the Staff on pages 44 and 80 of the Form 10-K, and respectfully clarifies for the Staff that, as of the filing of the Form 10-K and with respect to each such matter, the Company had determined that while a loss was reasonably possible, as disclosed on page 80 of the Form 10-K the Company did not believe the possibility of loss was probable and the Company was unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in either case. As such, no accrual was made with respect to the Summit 6 and Timelines matters.

Subsequent to the filing of the Form 10-K, the Company has reached agreements to settle each of the respective lawsuits. Each settlement was immaterial to the Company’s business, financial condition, or results of operations for the quarter ended March 31, 2013, and the amounts incurred in connection with such settlements have been reflected in the Company’s financial statements for such quarter. In addition, the Company will disclose the fact of such immaterial settlements in its Quarterly Report on Form 10-Q to be filed on or about May 3, 2013.

* * * * * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

Securities and Exchange Commission

April 30, 2013

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, James D. Evans at (206) 389-4559.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:

David A. Ebersman, Chief Financial Officer

Theodore W. Ullyot, Vice President, General Counsel, and Secretary

David W. Kling, Deputy General Counsel

Michael L. Johnson, Associate General Counsel

Facebook, Inc.

Gordon K. Davidson

James D. Evans

Fenwick & West LLP